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FORM 12b-25	SEC FILE NUMBER

NOTIFICATION OF LATE FILING	CUSIP NUMBER

37991A 100

(Check One):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form N-SAR
☐ Form N-CSR

For period ended:  December 31, 2008

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the transition period ended: _______________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Full Name of Registrant

Global Energy Holdings Group, Inc.
Former Name if Applicable

Xethanol Corporation
Address of Principal Executive Office (Street and Number)

3348 Peachtree Road, N.E., Tower 200, Suite 250
City, State and Zip Code

Atlanta, Georgia 30326

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is unable, without unreasonable effort and expense, to file its Annual Report on Form 10-K for the period ended December 31, 2008 (the “Form 10-K”) on a timely basis due to delays in completion of the audit of the Registrant’s audited financial statements required to be included in the Form 10-K.  The Registrant did not have sufficient cash on hand to pay its independent registered public accounting firm, Imowitz Koenig & Co., LLP (“Imowitz”) for services performed.  On February 27, 2009, Imowitz advised the Registrant that it could not begin work on the audit of the Registrant’s financial statements until it was paid the amount owed to it.  Given the Registrant’s insufficient cash resources at that time, it was not able to engage a new independent registered public accounting firm to perform the audit.  The Registrant generated cash from the sale of its shares of common stock of New Generation Biofuels Holdings, Inc. on March 18, 2009 and used a portion of the proceeds from that sale to partially pay the amount owed to Imowitz.  See our Current Report on Form 8-K, filed with the Securities and Exchange Commission on March 20, 2009, for more information regarding the sale of our New Generation Biofuels Holdings, Inc. common stock.

Imowitz began work on the audit of the Registrant’s financial statements on March 21, 2009.  The Registrant anticipates that it will file its Annual Report on Form 10-K within the period provided by Rule 12b-25 under the Securities Exchange Act of 1934, as amended.  Pursuant to Rule 12b-25, attached hereto as Exhibit 99.1 is the statement of Imowitz.

PART IV-- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Rom Papadopoulos	404	814-2500
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒Yes ☐No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒Yes   ☐No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

It is anticipated that the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2008 will show a significant change in results of operation compared to the year ended December 31, 2007 as a result of the Registrant’s decision to focus its operations on the development of renewable energy projects, such as biomass gasification and landfill gas-to-energy projects, and to exit its legacy ethanol business.  The Registrant’s only source of revenue during 2008 was from its sales of ethanol and related products at its Blairstown, Iowa ethanol plant.  As a result of its decision to pursue the development of renewable energy projects and  high prices for corn and natural gas, the Registrant ceased production of ethanol at the Blairstown facility on May 1, 2008 to reduce its operating losses.  Accordingly, after May 1, 2008, the Registrant did not generate any revenue from operations.

As a result of this decision to exit its legacy ethanol business and to cease producing ethanol as of May 1, 2008, the Registrant  estimates that net sales for the year ended December 31, 2008 decreased to approximately $3.8 million compared to $11.0 million for the year ended December 31, 2007.  However, the Registrant estimates that its net loss for the year ended December 31, 2008 will be approximately $13.2 million, or $.46 per share, compared to a net loss of $31.3 million, or $1.09 per share, for the prior year.

Global Energy Holdings Group, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 31, 2009	By:	/s/ Rom Papadopoulos
	Name:	Rom Papadopoulos
	Title:	Chief Financial Officer

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)